SCHEDULE 13D
                                 (RULE 13d-101)

  INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND
               AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)


                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO. 4)

                      AFFIRMATIVE INSURANCE HOLDINGS, INC.
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                                (Name of Issuer)

                     COMMON STOCK, PAR VALUE $.01 PER SHARE
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                         (Title of Class of Securities)

                                    008272106
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                                 (CUSIP Number)

                             J. Christopher Flowers
                           Affirmative Investment LLC
                          717 Fifth Avenue, 26th Floor
                            New York, New York 10022
                            Telephone: (212) 404-6800
                            Facsimile: (212) 404-6899
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       (Name, Address and Telephone Number of Person Authorized to Receive
                       Notices and Communications)

                                With a copy to:
                             Stephen M. Kotran, Esq.
                             Sullivan & Cromwell LLP
                                125 Broad Street
                            New York, New York 10004
                                 (212) 558-4000

                                 August 31, 2006
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             (Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g) check the following box [ ].

                                                                    RULE 13d-101
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CUSIP NO. 008272106              SCHEDULE 13D                 PAGE 2 OF 11 PAGES
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          NAME OF REPORTING PERSON: I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
   1.     (ENTITIES ONLY):
          AFFIRMATIVE INVESTMENT LLC
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          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP               (A)[X]
   2.     (See Instructions)                                             (B)[ ]
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   3.     SEC USE ONLY
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          SOURCE OF FUNDS:
   4.
          AF
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   5.     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
          TO ITEMS 2(D) or 2(E)                                             [ ]
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          CITIZENSHIP OR PLACE OF ORGANIZATION:
   6.
          DELAWARE
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                                SOLE VOTING POWER
  NUMBER OF               7.    0
   SHARES
BENEFICIALLY              ------------------------------------------------------
  OWNED BY                      SHARED VOTING POWER
    EACH
 REPORTING                 8.   7,860,927 (SEE ITEM 5)
PERSON WITH               ------------------------------------------------------
                                SOLE DISPOSITIVE POWER

                           9.   0
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          SHARED DISPOSITIVE POWER
  10.
          7,860,927 (SEE ITEM 5)
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          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
  11.
          7,860,927 (SEE ITEM 5)
--------------------------------------------------------------------------------
  12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
--------------------------------------------------------------------------------
          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
  13.
          51.9% (SEE ITEM 5)
--------------------------------------------------------------------------------
          TYPE OF REPORTING PERSON (See Instructions)
  14.
          OO
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

                                                                    RULE 13d-101
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CUSIP NO. 008272106              SCHEDULE 13D                 PAGE 3 OF 11 PAGES
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          NAME OF REPORTING PERSON: I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
   1.     (ENTITIES ONLY):
          AFFIRMATIVE ASSOCIATES LLC
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          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP               (A)[X]
   2.     (See Instructions)                                             (B)[ ]
--------------------------------------------------------------------------------
   3.     SEC USE ONLY
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          SOURCE OF FUNDS:
   4.
          AF
--------------------------------------------------------------------------------
   5.     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
          TO ITEMS 2(D) or 2(E)                                             [ ]
--------------------------------------------------------------------------------
          CITIZENSHIP OR PLACE OF ORGANIZATION:
   6.
          DELAWARE
--------------------------------------------------------------------------------
                                SOLE VOTING POWER
  NUMBER OF               7.    0
   SHARES
BENEFICIALLY              ------------------------------------------------------
  OWNED BY                      SHARED VOTING POWER
    EACH
 REPORTING                 8.   7,860,927 (SEE ITEM 5)
PERSON WITH               ------------------------------------------------------
                                SOLE DISPOSITIVE POWER

                           9.   0
--------------------------------------------------------------------------------
          SHARED DISPOSITIVE POWER
  10.
          7,860,927 (SEE ITEM 5)
--------------------------------------------------------------------------------
          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
  11.
          7,860,927 (SEE ITEM 5)
--------------------------------------------------------------------------------
  12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
--------------------------------------------------------------------------------
          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
  13.
          51.9% (SEE ITEM 5)
--------------------------------------------------------------------------------
          TYPE OF REPORTING PERSON (See Instructions)
  14.
          OO
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

                                                                    RULE 13d-101
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CUSIP NO. 008272106              SCHEDULE 13D                 PAGE 4 OF 11 PAGES
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          NAME OF REPORTING PERSON: I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
   1.     (ENTITIES ONLY):
          J. CHRISTOPHER FLOWERS
--------------------------------------------------------------------------------
          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP               (A)[X]
   2.     (See Instructions)                                             (B)[ ]
--------------------------------------------------------------------------------
   3.     SEC USE ONLY
--------------------------------------------------------------------------------
          SOURCE OF FUNDS:
   4.
          PF
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   5.     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
          TO ITEMS 2(D) or 2(E)                                             [ ]
--------------------------------------------------------------------------------
          CITIZENSHIP OR PLACE OF ORGANIZATION:
   6.
          U.S. CITIZEN
--------------------------------------------------------------------------------
                                SOLE VOTING POWER
  NUMBER OF               7.    0
   SHARES
BENEFICIALLY              ------------------------------------------------------
  OWNED BY                      SHARED VOTING POWER
    EACH
 REPORTING                 8.   7,860,927 (SEE ITEM 5)
PERSON WITH               ------------------------------------------------------
                                SOLE DISPOSITIVE POWER

                           9.   0
--------------------------------------------------------------------------------
          SHARED DISPOSITIVE POWER
  10.
          7,860,927 (SEE ITEM 5)
--------------------------------------------------------------------------------
          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
  11.
          7,860,927 (SEE ITEM 5)
--------------------------------------------------------------------------------
  12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
--------------------------------------------------------------------------------
          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
  13.
          51.9% (SEE ITEM 5)
--------------------------------------------------------------------------------
          TYPE OF REPORTING PERSON (See Instructions)
  14.
          IN
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

                                                                    RULE 13d-101
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CUSIP NO. 008272106              SCHEDULE 13D                 PAGE 5 OF 11 PAGES
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          NAME OF REPORTING PERSON: I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
   1.     (ENTITIES ONLY):
          NEW AFFIRMATIVE LLC
--------------------------------------------------------------------------------
          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP               (A)[X]
   2.     (See Instructions)                                             (B)[ ]
--------------------------------------------------------------------------------
   3.     SEC USE ONLY
--------------------------------------------------------------------------------
          SOURCE OF FUNDS:
   4.
          AF
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   5.     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(D) or 2(E)[ ]
--------------------------------------------------------------------------------
          CITIZENSHIP OR PLACE OF ORGANIZATION:
   6.
          DELAWARE
--------------------------------------------------------------------------------
                                SOLE VOTING POWER
  NUMBER OF               7.    0
   SHARES
BENEFICIALLY              ------------------------------------------------------
  OWNED BY                      SHARED VOTING POWER
    EACH
 REPORTING                 8.   7,860,927 (SEE ITEM 5)
PERSON WITH               ------------------------------------------------------
                                SOLE DISPOSITIVE POWER

                           9.   0
--------------------------------------------------------------------------------
          SHARED DISPOSITIVE POWER
  10.
          7,860,927 (SEE ITEM 5)
--------------------------------------------------------------------------------
          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
  11.
          7,860,927 (SEE ITEM 5)
--------------------------------------------------------------------------------
  12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
--------------------------------------------------------------------------------
          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
  13.
          51.9% (SEE ITEM 5)
--------------------------------------------------------------------------------
          TYPE OF REPORTING PERSON (See Instructions)
  14.
          OO
--------------------------------------------------------------------------------

         This Statement on Schedule 13D/A (the "Statement") is being filed as Amendment No. 4 to the Statement on Schedule 13D originally filed with the Securities and Exchange Commission on June 30, 2005 (the "Original Statement"), as amended by Amendment No. 1 to the Statement on Schedule 13D filed with the Securities and Exchange Commission on August 26, 2005 (the "First Amendment"), Amendment No. 2 to the Statement on Schedule 13D filed with the Securities and Exchange Commission on August 31, 2005 (the "Second Amendment"), and Amendment No. 3 to the Statement on Schedule 13D filed with the Securities and Exchange Commission on August 9, 2006 (the "Third Amendment"). Capitalized terms used but not defined herein have the meaning set forth in the Original Statement, the First Amendment, the Second Amendment or the Third Amendment.

ITEM 2.  IDENTITY AND BACKGROUND.

         Item 2 is amended and restated in its entirety as follows:

         This Statement is being filed jointly on behalf of Affirmative Investment LLC, a Delaware limited liability company ("Affirmative Investment"), Affirmative Associates LLC, a Delaware limited liability company ("Affirmative Associates"), New Affirmative LLC, a Delaware limited liability company ("NAL") and J. Christopher Flowers, the sole member and manager of Affirmative Associates (Mr. Flowers, together with Affirmative Investment, Affirmative Associates and NAL, the "Reporting Persons"). Affirmative Associates is the sole managing member of Affirmative Investment and has sole control over its affairs and investment decisions. Affirmative Investment is jointly owned by J.C. Flowers I L.P., a Delaware partnership ("JCF I") and The Enstar Group, Inc., a Georgia corporation ("Enstar"), who own 93.0% and 7.0% of the membership interests of Affirmative Investment, respectively. Affirmative Investment is the sole managing member of NAL and has sole control over its affairs and investment decisions, including the power to vote or dispose of the shares of Common Stock held by NAL. The principal office of each of the Reporting Persons is located at 717 Fifth Avenue, 26th Floor, New York, New York 10022.

         The names, business addresses and present principal occupations or employment of the control persons of each of Affirmative Investment, Affirmative Associates and NAL are set forth on Schedule I, which is incorporated herein by reference. Except as noted on Schedule I, all control persons of Affirmative Investment and Affirmative Associates, including Mr. Flowers, are citizens of the United States.

         None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). None of the persons identified on Schedule I has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         None of the Reporting Persons has, during the last five years, been a party to any civil proceeding as a result of which it was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws. None of the persons identified on Schedule I hereto has, during the last five years, been a party to any civil proceeding as a result of which such person was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

         As a result of the arrangements between the parties described in Item 4, the Reporting Persons may be deemed to be a group pursuant to Section 13(d)(3) of the Securities Exchange Act and each of the Reporting Persons may be deemed to be the beneficial owner of all of the shares of Common Stock owned by the Reporting Persons.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         Item 3 is supplementally amended as follows:

         On August 31, pursuant to the DSC/Affirmative Purchase Agreement, as more fully described in Item 4, DSC AFFM sold to Affirmative Investment all of the membership units of NAL owned by DSC AFFM, which represent 50% of the outstanding membership units of NAL, for $62,887,416 in cash. Affirmative Investment funded this purchase through a capital contribution by JCF I. None of the Reporting Persons borrowed any funds in connection with this sale.

ITEM 4.  PURPOSE OF TRANSACTION.

         Item 4 is supplementally amended as follows:

         On August 31, 2006, DSC AFFM and Affirmative Investment consummated the transaction contemplated by the DSC/Affirmative Purchase Agreement. On August 31, 2006, Affirmative Investment amended and restated the New Affirmative Limited Liability Company Agreement, which is attached as Exhibit A hereto, to reflect the transaction.

         The Reporting Persons also intend to review on a regular basis their investment in the Company and reserve the right to acquire additional shares of the Common Stock, maintain their holdings at their current levels or dispose of all or some of the shares of Common Stock in the open market or through privately negotiated transactions, in each case subject to any applicable regulatory approval.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         Item 5 is amended and restated in its entirety as follows:

         (a) Based upon information set forth in the Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 2006 filed on August 9, 2006, there were 15,138,382 shares of Common Stock outstanding as of August 8, 2006. As a result of the Reporting Persons' purchase of the Purchased Shares, the transaction consummated pursuant to the DSC/Affirmative Purchase Agreement, and the relationships between the parties described in Item 2, each of the Reporting Persons may be deemed the beneficial owner of all of the shares of Common Stock owned by the Reporting Persons. Accordingly as of August 31, 2006, the Reporting Persons may be deemed to beneficially own 7,860,927 shares of Common Stock, representing approximately 51.9% of the issued and outstanding Common Stock. Except as set forth on Schedule I, the persons set forth on Schedule I do not beneficially own any Common Stock and expressly disclaim beneficial ownership of the Common Stock deemed beneficially owned by the Reporting Persons.

         (b) The Reporting Persons have shared power to vote or to direct to vote 7,860,927 shares of Common Stock that may be deemed to be beneficially owned by them and to dispose or to direct the disposition of 7,860,927 shares of Common Stock that may be deemed to be beneficially owned by each of them. As a result of their ownership interest in and control of NAL, each of Affirmative Investment, Affirmative Associates and Mr. Flowers may be deemed to control NAL and therefore may be deemed to hold voting and/or dispositive power over such shares of Common Stock as described in the prior sentence. Mr. Flowers disclaims beneficial ownership of such shares of Common Stock.

         (c) During the past sixty days, there were no purchases of the shares of Common Stock, or securities convertible into or exchangeable for shares of Common Stock, by the Reporting Persons or any person or entity controlled by the Reporting Persons, any person or entity for which the Reporting Persons possess voting or dispositive control over the securities thereof or, to the knowledge of the Reporting Persons, the persons listed on Schedule I. During such sixty day period, there were no sales of the shares of Common Stock, or securities convertible into or exchangeable for shares of Common Stock, by the Reporting Persons or any person or entity controlled by the Reporting Persons or any person or entity for which the Reporting Persons possess voting or dispositive control over the securities thereof or, to the knowledge of the Reporting Persons, the persons listed on Schedule I.

         (d) Except as described in Item 3 of the Original Statement or as provided in the DSC/Affirmative Purchase Agreement, no other person is known by the Reporting Persons to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock beneficially owned by the Reporting Persons.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         Item 6 is hereby supplementally amended by reference to the disclosures in Items 3, 4 and 5 of this Statement.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.


EXHIBIT                                     DESCRIPTION
---------            -----------------------------------------------------------
Exhibit A            Second Amended and Restated New Affirmative Limited
                     Liability Company Agreement of New Affirmative LLC, dated as of August 31, 2006

Exhibit B            Joint Filing Agreement, dated August 31, 2005, by and
                     among the Reporting Persons (incorporated by reference to Exhibit 1 to the Second Amendment)

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 31, 2006

                                      AFFIRMATIVE INVESMENT LLC

                                      By: /s/ Avshalom Kalichstein
                                          --------------------------------------
                                          Name:    Avshalom Kalichstein
                                          Title:   Authorized Person

                                      AFFIRMATIVE ASSOCIATES LLC

                                      By: /s/ Avshalom Kalichstein
                                          --------------------------------------
                                          Name:    Avshalom Kalichstein
                                          Title:   Authorized Person

                                      J. CHRISTOPHER FLOWERS

                                          /s/ J. Christopher Flowers
                                          --------------------------------------

                                      NEW AFFIRMATIVE LLC

                                      By: /s/ Avshalom Kalichstein
                                          --------------------------------------
                                          Name:    Avshalom Kalichstein
                                          Title:   Authorized Person

                                                                     SCHEDULE I

                   CONTROL PERSONS OF AFFIRMATIVE INVESTMENT,
                         AFFIRMATIVE ASSOCIATES AND NAL

         The names, present principal occupations and business addresses of the control persons of Affirmative Investment, Affirmative Associates and NAL are set forth below. Except as set forth below, the control person's business address is that of Affirmative Investment, Affirmative Associates or NAL, respectively. Unless otherwise indicated, each occupation set forth opposite an individual's name refers to such person's position with Affirmative Investment, Affirmative Associates or NAL.

Affirmative Associates:        J. Christopher Flowers, Manager
                               Avshalom Kalichstein, Authorized Person
Affirmative Investment:        Affirmative Associates, Manager
NAL:                           Affirmative Investment, Manager

                                 EXHIBIT INDEX

EXHIBIT                                     DESCRIPTION
---------            -----------------------------------------------------------
Exhibit A            Second Amended and Restated New Affirmative Limited
                     Liability Company Agreement of New Affirmative LLC, dated as of August 31, 2006

Exhibit B            Joint Filing Agreement, dated August 31, 2005, by and
                     among the Reporting Persons (incorporated by reference to Exhibit 1 to the Second Amendment)